EXHIBIT 99.5
Amendment No. 3
to
Ultralife Batteries, Inc.
Amended and Restated 2004 Long-Term Incentive Plan
Effective June 5, 2008, Ultralife Batteries, Inc. changed its corporate name to Ultralife Corporation. Accordingly, all references to Ultralife Batteries, Inc. in the Amended and Restated 2004 Long-Term Incentive Plan shall now be deemed to refer to Ultralife Corporation, and the name of that Plan shall now be “Ultralife Corporation Amended and Restated 2004 Long-Term Incentive Plan”.
The first sentence of Section 4(a) of the Ultralife Corporation Amended and Restated 2004 Long-Term Incentive Plan is hereby amended to read as follows:
     Section 4. Shares of Stock Subject to the Plan.
          (a) In General. The maximum number of shares of Stock which shall be available for the grant or issuance of Awards under the Plan (including ISOs) during its term shall not exceed 2,000,000 (plus any shares of Stock which are or become available under Section 2 hereof, which shares shall also be available for the grant or issuance of Awards under the Plan); provided, however, that no more than 200,000 shares of Stock may be used for Awards other than Options or SARs.
The balance of Section 4(a) shall remain the same as shall all of the other provisions of the Ultralife Corporation Amended and Restated 2004 Long-Term Incentive Plan, as amended by Amendment No. 2.
IN WITNESS WHEREOF, this Amendment No. 3 has been approved by the stockholders of Ultralife Corporation effective the 5th day of June, 2008.

/s/ Peter F. Comerford
Peter F. Comerford
Vice President of Administration and General Counsel